SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                     Wellspring Investments, Inc.

                           (Name of Issuer)

                    Common Stock, $.0001 par value


                    (Title of Class of Securities)

                           Not Yet Assigned

                            (CUSIP Number)

                         Richard Cutler, Esq.
                   Law Offices of M. Richard Cutler
610 Newport Center Drive, Suite 800, Newport Beach, CA 92660  (949)
719-1977

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications

                             May 13, 1999

       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP NO.   Not Yet Assigned

1.      NAME OF REPORTING PERSONS - S.S. OR I.R.S. IDENTIFICATION
        NUMBERS OF ABOVE PERSONS:

        Brian A. Lebrecht

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        _____  A
        _____  B

3.      SEC USE ONLY:




4.      SOURCE OF FUNDS: Shares received as a gift.


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e):


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Brian A. Lebrecht is a citizen of the United States.

7.      SOLE VOTING POWER   190,150

8.      SHARED VOTING POWER   - 0 -

9.      SOLE DISPOSITIVE POWER   190,150

10.     SHARED DISPOSITIVE POWER   - 0 -

11.     AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON:   190,150

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.0%

14.     TYPE OF REPORTING PERSON   IN

ITEM 1.           Security and Issuer.

                  Common Stock, $0.0001 par value, of Wellspring
                  Investments, Inc., 610 Newport Center Drive, Suite 800, Newport Beach, California 92660.

ITEM 2.           Identity and Background.

                  This statement is filed on behalf of:

1.                (a)      Name:            BRIAN A. LEBRECHT

                  (b)      Business Address:       610 Newport
                                                   Center Drive,
                                                   Suite 800,
                                                   Newport Beach,
                                                   California 92660

                  (c)      Principal Occupation:   Attorney;
                                                   Vice-President of
                                                   Wellspring
                                                   Investments, Inc.

                  (d)      During the last five years, Brian A.
                           Lebrecht has not been convicted in a
                           criminal proceeding.

                  (e) During the last five years, Brian A. Lebrecht has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                  (f)      Citizenship:      United States

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  Brian A. Lebrecht is the beneficial owner of 190,150 shares of common stock of Wellspring
                  Investments, Inc., a Delaware corporation
                  ("Wellspring"), acquired as a gift.

ITEM 4.           Purpose of Transaction.

                  See Item 3. No additional acquisitions or dispositions of shares are contemplated.

ITEM 5.           Interest in Securities of the Issuer

                  Of the 1,000,000 shares of Common Stock
                  outstanding, Brian A. Lebrecht has sole
                  dispositive and voting power over 190,150 shares, or 19.0% of the total shares.

ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  See Item 5.

ITEM 7.           Materials to be Filed as Exhibits.

                  None.

                              SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 10, 1999                    /s/ Brian A. Lebrecht

                                        Brian A. Lebrecht